# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 05/28/2026
Filed by CIK 0002088938
Persons authorized to receive notices and communications: RBCH Ltd., c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009, 00420 734 170 580

## Reporting persons
- RBCH Ltd (CIK 0002088938): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,222,222; shared voting power 0; sole dispositive power 2,222,222; shared dispositive power 0; aggregate amount beneficially owned 2,222,222 (22.74% of the class)
  Comment: Comment for Type of Reporting Person:
  
  Share amounts above have been adjusted to reflect the impact of a 1-for-10 reverse stock split of the Issuer's ordinary shares that became effective on May 14, 2026 (the "Reverse Stock Split")
  
  For Box 7, 9 and 11: Reflects (a) 1,111,111 class B ordinary shares, $0.05 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), and (b) warrants to purchase 1,111,111 Class B Ordinary Shares, at a price of $6.75 per Class B Ordinary Share (the "Common Warrants"), in each case as adjusted by the Reverse Stock Split and held directly by RBCH Ltd.
  
  For Box 13: The denominator of the fraction upon which this percentage is calculated is based (i) on 8,199,540 Class B Ordinary Shares outstanding as of February 28, 2026, as reported in the Issuer's Form 6-K filed on March 24, 2026, which has been adjusted to reflect RBCH Ltd.'s exercise of its previously reported pre-funded warrants to purchase 461,111 Class B Ordinary Shares at price of $0.05 per Class B Ordinary Share (the "Pre-Funded Warrants" and together with the Common Warrants, the "Warrants"), and (ii) the 1,111,111 Class B Ordinary Shares issuable upon exercise of the Common Warrants held directly by RBCH Ltd, in each case as adjusted by the Reverse Stock Split.
  
  The Common Warrants held by RBCH Ltd. are currently subject to a beneficial ownership limitation limiting the number of Class B Ordinary Shares that RBCH Ltd. can beneficially own to no more than 19.99% (the "Beneficial Ownership Limitation").
- Viktor Fischer (CIK 0002088940): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,111; shared voting power 0; sole dispositive power 1,111; shared dispositive power 0; aggregate amount beneficially owned 1,111 (0% of the class); the aggregate amount excludes certain shares
  Comment: * Less than 1%.
  
  Comment for Type of Reporting Person:
  
  Share amounts above have been adjusted to reflect the Reverse Stock Split.
  
  For Box 7, 9 and 11: Prior to resigning as a director of the Issuer on April 5, 2026, Viktor Fischer was entitled to compensation from the Issuer in connection with his service as a director. Mr. Fischer was previously issued 4,444, as adjusted by the Reverse Stock Split, restricted stock units ("RSUs") of the Issuer under the Issuer's 2022 Equity Incentive Plan. The RSUs were to vest in eight equal quarterly installments, commencing on October 21, 2025, subject to Mr. Fischer's continued service to the Issuer through each such vesting date. 1,111 of these RSUs, as adjusted by the Reverse Stock Split, had fully vested as of January 21, 2026, but have not yet been settled. As a result of Mr. Fischer's resignation, the remaining RSUs that had not yet vested have been forfeited, terminated and cancelled.
  
  Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.
- Jakub Havrlant: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Comment for Type of Reporting Person:
  
  For Box 7, 9 and 11: Viktor Fischer and Jakub Havrlant, as the indirect holders of 100% of the outstanding equity of the general partner of Rockaway Blockchain Fund I, L.P., the sole shareholder of RBCH Ltd. with the right to remove and replace the directors of RBCH Ltd., may be deemed to be the beneficial owners of the reported shares of RBCH Ltd. Viktor Fischer and Jakub Havrlant disclaim any beneficial ownership in the reported shares of RBCH Ltd. See also comments for RBCH Ltd.
  
  For Box 13: See comments for RBCH Ltd.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment") filed on behalf of the Reporting Persons amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On May 10, 2026, upon the effectiveness of the increase of the Beneficial Ownership Limitation, RBCH Ltd. exercised the remaining Pre-Funded Warrants in full to purchase 273,212 Class B Ordinary Shares, as adjusted by the Reverse Stock Split, from the Issuer, at a price of $0.05 per Class B Ordinary Share.

On May 26, 2026, the Reporting Persons delivered a letter to the Issuer requesting that the Issuer convene an extraordinary general meeting of shareholders in accordance with the Issuer's organizational documents and applicable law (the "Requisition Letter"). The grounds for the Requisition Letter are the Reporting Persons serious and well-founded concerns regarding the independence, governance, and management of the Issuer. The Reporting Person believes a majority of the current board members do not meet the independence requirements of the NASDAQ listing rules. A board that lacks independence from management cannot adequately protect shareholder interests. The board has approved transactions that, in the Reporting Persons view, may constitute a self-dealing transaction, which significantly dilutes existing shareholders for the benefit of Issuer insiders; and the Issuer's shares trade at a significant and unjustified discount to mNAV, a discount that the board's own actions have served to deepen rather than close. The Reporting Person is therefore calling an extraordinary general meeting to replace the current board with directors who are (i) genuinely independent of management and free from financial conflicts, and (ii) subject matter experts qualified to restore the Issuer's performance, close the mNAV gap, and execute the DAT strategy including diversifying from it. The Requisition Letter filed herewith provides further details on these matters.

The Reporting Persons continue to expect to evaluate on a continuing basis RBCH Ltd.'s goals and objectives and other business opportunities, and may change plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders, and other relevant parties concerning the Issuer's governance, operations, strategy, capital allocation, performance and alternatives to enhance shareholder value. The Reporting Persons reserve the right to exercise the Common Warrants, dispose of securities of the Issuer or acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) and Item 4 of this Amendment is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of the Schedule 13D is amended and restated as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Item 5(a) of the Schedule 13D is amended and restated as follows: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class B Ordinary Shares during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented as follows:

7 Requisition Letter, dated May 26, 2026.

## Signatures
- RBCH Ltd: /s/ Glenn Kennedy, Glenn Kennedy, director (05/28/2026)
- Viktor Fischer: /s/ Viktor Fischer, Viktor Fischer (05/28/2026)
- Jakub Havrlant: /s/ Jakub Havrlant, Jakub Havrlant (05/28/2026)